The Standard (Wednesday, 26th June 2002)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTION WAIVER APPLICATION

On 25 June 2002, TVBI as agent of LYP entered into a deal memorandum with MBNS pursuant to which MBNS is granted the right to broadcast TVBSA Channel from 16 April 2002 to 30 September 2004 in the pay television services owned and operated by MBNS or its affiliate company in Brunei and Malaysia on an exclusive basis. The parties have agreed to negotiate and execute a formal agreement comprising the terms of the deal memorandum.

As the transactions under the deal memorandum and the proposed agreement are to take place on an ongoing basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for the remainder of the term of the deal memorandum and the proposed agreement subject to a cap amount of HK$24 million and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the deal memorandum and the proposed agreement will be included in the next published annual report and accounts of TVB during the continuance of the transaction.

DETAILS OF THE DEAL MEMORANDUM

On 25 June 2002, TVBI acting as agent of LYP entered into a deal memorandum with MBNS. Under the deal memorandum, MBNS is granted the right to broadcast the TVBSA Channel on an exclusive basis from 16 April 2002 to 30 September 2004 in the pay television services owned and operated by MBNS or its affiliate company in Brunei and Malaysia.

The TVBSA Channel is a Mandarin language channel of which LYP has appointed TVBI as its agent responsible for distributing the TVBSA Channel in countries outside Taiwan. It is a channel especially compiled by LYP for the purpose of distribution outside Taiwan. Except where it is required by the laws of the respective territory, censorship standards and codes regulating advertisements, sponsorship and branding, MBNS shall broadcast the TVBSA Channel in its entirety without any alteration.

The fees payable by MBNS to TVBI as agent for LYP for the residential subscribers in Malaysia is a fixed amount whereas the fees payable for the residential subscribers in Brunei is calculated with reference to the number of subscribers in Brunei. As regards the hotel and commercial establishment in Brunei and Malaysia, MBNS shall pay a percentage share of subscription fees received from the same as fees.

In addition to the income receivable as described above, TVBI is entitled to a percentage share of advertising revenue after deduction of commission, bonus and discounts payable to advertising agents and advertisers by MBNS.

The parties have agreed to negotiate and enter into a formal agreement (incorporating all terms and conditions of the deal memorandum) to set out the arrangement described in the deal memorandum.

REASONS FOR THE DEAL MEMORANDUM

As the TVBSA Channel is already distributed to various countries outside Taiwan, the Group is able to generate more income without any increase in overheads.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP, TVBI AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. TVBI is principally engaged in programme licensing and investment holding. LYP is in the business of TV programming, production and TV channel transmission and operation.

MBNS is a private company involved in pay satellite television, multimedia and interactive businesses and operates the pay television service in Malaysia and has licensed a MBNS affiliate for distribution of the pay television service in Brunei.

CONTINUING CONNECTED TRANSACTION: WAIVER CONDITIONS

As the transactions under the deal memorandum and the proposed agreement are to take place on an on-going basis for the period from 16 April 2002 to 30 September 2004 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the deal memorandum and the proposed agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue further press announcements for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount payable by MBNS to TVBI as agent of LYP under the deal memorandum and the proposed agreement for each financial year of the Group shall not exceed the cap amount of HK$24 million or 3% of the book value of the consolidated net tangible assets of the Group as disclosed in its published consolidated accounts for each of the financial year ending on 31 December during the period from 2002 to 2004, whichever is the lower amount ("Cap Amount"). The cap amount of HK$24 million is projected on the basis of growth in subscribers and in the share of advertising income and represents 0.76% of the net tangible assets of the Group as at 31 December 2001. The waiver will also be subject to the following conditions:

(a) the transactions shall be:

   (i) entered into in the ordinary and usual course of business of TVB;

   (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

   (iii) entered into in accordance with the terms of the deal memorandum and the proposed agreement;

The Standard Wednesday, June 26, 2002

(b) the aggregate amount of the transactions under the deal memorandum and the proposed agreement for each financial year of the Group shall not exceed the Cap Amount;

(c) the independent non-executive directors of TVB shall review the transactions under the deal memorandum and the proposed agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the transactions have received the approval of TVB's board of directors;

(ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

(iii) the transactions have been entered into in accordance with the terms of the deal memorandum and the proposed agreement; and

(iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the deal memorandum and the proposed agreement in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the deal memorandum and the proposed agreement as mentioned above are materially altered, or if the Group enters into new arrangement or agreement with MBNS in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the deal memorandum and the proposed agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS Limited, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued shares of Hsin Chi Broadcast Company Limited and 16.67% of the voting shares of TVB Publishing Holding Limited. MBNS is accordingly a connected person of TVB and the deal memorandum and the proposed agreement constitute connected transactions of TVB.

As the expected consideration payable by MBNS to TVBI pursuant to the deal memorandum and the proposed agreement represent less than 3% of the net tangible assets of the Group, no shareholder approval is required and the deal memorandum and the proposed agreement are being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the deal memorandum are fair and reasonable and in the interests of the shareholders of TVB, and the deal memorandum is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the deal memorandum and the proposed agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules during the continuance of the transaction.

DEFINITIONS

"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"LYP"	Liann Yee Production Co., Ltd., a 70% owned subsidiary of TVB
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia, being a connected person of TVB as described in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"TVBI"	TVBI Company Limited, a company incorporated in Hong Kong, being a wholly owned subsidiary of TVB
"TVBSA Channel"	a 24-hour general entertainment channel owned and operated by LYP, which has authorized TVBI as agent to distribute the channel

By Order of the Board
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

25 June 2002, Hong Kong